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FIRM / AFFILIATE OFFICES
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June 29, 2009 Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Brussels	New York
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Re:	VanceInfo Technologies Inc.

Ladies and Gentlemen:

On behalf of VanceInfo Technologies Inc., a company organized under the laws of the Cayman Islands, we transmit for electronic filing, pursuant to Rule 101(a) of Regulation S-T under the Securities Act of 1933, the Registration Statement on Form F-3, relating to the registration for sale of up to 6,500,000 ordinary shares of VanceInfo Technologies Inc.

If you have any questions or comments relating to this filing, please call Corey Blake at (852) 2912-2571 (work) or (852) 6395-3188 (cell), or Jeffrey Sun at (8621) 6101-6116 (work) or (86) 139-0186-0850 (cell).

Very truly yours,

Corey Blake

cc:	Sidney Xuande Huang, VanceInfo Technologies Inc.

Clay Johnson, Cleary Gottlieb Steen & Hamilton LLP

Joseph A. Bevash Simon H. Berry Kenneth D. C. Chan	Stanley Chow Michael S. L. Liu Jane M. S. Ng	John A. Otoshi Chun Fai Woo Cheung Ying Yeung	Registered Foreign Lawyers: Patrick J. Flanagan (New York) Eugene Y. Lee (New York)	David J. Miles (England and Wales) David Zhang (New York)